Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Wednesday, 31 May 2017 (the “AGM” or “Meeting”). All resolutions were duly passed.

I.	VOTING RESULTS AT THE AGM

The AGM was held on Wednesday, 31 May 2017 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the AGM, the total issued shares of the Company were 28,264,705,000. With respect to Resolutions No. 9 and No. 10 proposed at the AGM, China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on such resolutions, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolutions. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on Resolutions No. 9 and No. 10 at the AGM. With respect to other resolutions proposed at the AGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on such resolutions at the AGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Shareholders and authorized proxies holding a total of 22,009,194,525 voting shares of the Company, representing 77.868120% of the total voting shares of the Company, attended the AGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the requirements of laws and regulations including the Company Law of the People’s Republic of China , the Rules for Shareholders’ Meetings of Listed Companies , and the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies , as well as the relevant provisions of the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting		28
including:	number of A Share shareholders	27
	number of H Share shareholders	1
Total number of shares with voting rights		22,009,194,525
including:	total number of shares held by A Share shareholders	19,336,160,250
	total number of shares held by H Share shareholders	2,673,034,275
Percentage to the total number of shares with voting rights		77.868120%
including:	percentage of shares held by A Share shareholders	68.410975%
	percentage of shares held by H Share shareholders	9.457145%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the A Share shareholders who attended the Meeting by way of online voting.

Executive Director Mr. Lin Dairen was elected by the Board to chair the Meeting. Seven out of the ten Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Yang Mingsheng, and Non-executive Directors Mr. Wang Sidong and Mr. Liu Jiade were unable to attend due to other business commitments. Three out of the five Supervisors of the Company attended the Meeting, while Chairman of the Supervisory Committee Mr. Miao Ping and Supervisor Ms. Xiong Junhong were unable to attend due to other business commitments. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the report of the Board of Directors of the Company for the year 2016	A Share shareholders	19,336,152,250	99.999959	8,000	0.000041	0	0.000000	19,336,160,250
		H Share shareholders	2,656,321,210	99.374753	81,890	0.003064	16,631,175	0.622183	2,673,034,275
		Total	21,992,473,460	99.924027	89,890	0.000408	16,631,175	0.075565	22,009,194,525
	The resolution was duly passed as an ordinary resolution.

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
2	To consider and approve the report of the Supervisory Committee of the Company for the year 2016	A Share shareholders	19,336,152,250	99.999959	8,000	0.000041	0	0.000000	19,336,160,250
		H Share shareholders	2,656,334,490	99.375250	79,875	0.002988	16,619,910	0.621762	2,673,034,275
		Total	21,992,486,740	99.924087	87,875	0.000400	16,619,910	0.075513	22,009,194,525
	The resolution was duly passed as an ordinary resolution.
3	To consider and approve the financial report of the Company for the year 2016	A Share shareholders	19,336,152,250	99.999959	8,000	0.000041	0	0.000000	19,336,160,250
		H Share shareholders	2,656,350,675	99.375855	64,400	0.002410	16,619,200	0.621735	2,673,034,275
		Total	21,992,502,925	99.924161	72,400	0.000329	16,619,200	0.075510	22,009,194,525
	The resolution was duly passed as an ordinary resolution.
4	To consider and approve the profit distribution plan of the Company for the year 2016	A Share shareholders	19,336,152,250	99.999959	8,000	0.000041	0	0.000000	19,336,160,250
		H Share shareholders	2,656,371,175	99.376622	237,470	0.008884	16,425,630	0.614494	2,673,034,275
		Total	21,992,523,425	99.924254	245,470	0.001115	16,425,630	0.074631	22,009,194,525
	The resolution was duly passed as an ordinary resolution.
5	To consider and approve the remuneration of the Directors and Supervisors of the Company	A Share shareholders	19,336,152,250	99.999959	8,000	0.000041	0	0.000000	19,336,160,250
		H Share shareholders	2,604,281,337	97.427907	52,204,023	1.952987	16,548,915	0.619106	2,673,034,275
		Total	21,940,433,587	99.687581	52,212,023	0.237228	16,548,915	0.075191	22,009,194,525
	The resolution was duly passed as an ordinary resolution.
6	To consider and approve the election of Mr. Liu Huimin as a Non-executive Director of the fifth session of the Board of Directors of the Company	A Share shareholders	19,336,152,250	99.999959	8,000	0.000041	0	0.000000	19,336,160,250
		H Share shareholders	2,578,301,325	96.455977	77,628,445	2.904132	17,104,505	0.639891	2,673,034,275
		Total	21,914,453,575	99.569539	77,636,445	0.352746	17,104,505	0.077715	22,009,194,525

The resolution was duly passed as an ordinary resolution. The qualification of Mr. Liu Huimin as a Director of the Company is subject to the approval of the China Insurance Regulatory Commission (the “CIRC”).

7	To consider and approve the election of Mr. Yin Zhaojun as a Non-executive Director of the fifth session of the Board of Directors of the Company	A Share shareholders	19,336,152,250	99.999959	8,000	0.000041	0	0.000000	19,336,160,250
		H Share shareholders	2,578,294,800	96.455733	77,632,240	2.904274	17,107,235	0.639993	2,673,034,275
		Total	21,914,447,050	99.569510	77,640,240	0.352762	17,107,235	0.077728	22,009,194,525
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Yin Zhaojun as a Director of the Company is subject to the approval of the CIRC.
8	To consider and approve the remuneration of auditors of the Company for the year 2016 and the appointment of auditors of the Company for the year 2017	A Share shareholders	19,335,863,533	99.998465	296,717	0.001535	0	0.000000	19,336,160,250
		H Share shareholders	2,643,575,535	98.897929	9,888,905	0.369950	19,569,835	0.732121	2,673,034,275
		Total	21,979,439,068	99.864804	10,185,622	0.046279	19,569,835	0.088917	22,009,194,525
	The resolution was duly passed as an ordinary resolution.

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
9	To consider and approve the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions proposed to be entered into between the Company and Chongqing International Trust Inc., the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto	A Share shareholders	12,622,250	99.936660	8,000	0.063340	0	0.000000	12,630,250
		H Share shareholders	2,645,771,355	98.980076	3,691,510	0.138102	23,571,410	0.881822	2,673,034,275
		Total	2,658,393,605	98.984575	3,699,510	0.137750	23,571,410	0.877675	2,685,664,525
	The resolution was duly passed as an ordinary resolution.
10	To consider and approve the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions contemplated thereunder and the annual caps for the two years ending 31 December 2018 relating thereto	A Share shareholders	12,622,250	99.936660	8,000	0.063340	0	0.000000	12,630,250
		H Share shareholders	2,645,758,765	98.979605	3,685,640	0.137882	23,589,870	0.882513	2,673,034,275
		Total	2,658,381,015	98.984106	3,693,640	0.137532	23,589,870	0.878362	2,685,664,525
	The resolution was duly passed as an ordinary resolution.
As a special resolution
11	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution	A Share shareholders	19,328,661,388	99.961218	7,498,862	0.038782	0	0.000000	19,336,160,250
		H Share shareholders	639,899,004	23.939050	2,016,206,221	75.427623	16,929,050	0.633327	2,673,034,275
		Total	19,968,560,392	90.728265	2,023,705,083	9.194817	16,929,050	0.076918	22,009,194,525
	The resolution was duly passed as a special resolution.
Received relevant reports
12	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2016
13	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2016

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3, 4, 5, 6, 7, 9 and 10 proposed at the AGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
3	To consider and approve the financial report of the Company for the year 2016	12,622,250	99.9366	8,000	0.0634	0	0.0000
4	To consider and approve the profit distribution plan of the Company for the year 2016	12,622,250	99.9366	8,000	0.0634	0	0.0000
5	To consider and approve the remuneration of the Directors and Supervisors of the Company	12,622,250	99.9366	8,000	0.0634	0	0.0000
6	To consider and approve the election of Mr. Liu Huimin as a Non-executive Director of the fifth session of the Board of Directors of the Company	12,622,250	99.9366	8,000	0.0634	0	0.0000
7	To consider and approve the election of Mr. Yin Zhaojun as a Non-executive Director of the fifth session of the Board of Directors of the Company	12,622,250	99.9366	8,000	0.0634	0	0.0000
9	To consider and approve the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions proposed to be entered into between the Company and Chongqing International Trust Inc., the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto	12,622,250	99.9366	8,000	0.0634	0	0.0000
10	To consider and approve the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions contemplated thereunder and the annual caps for the two years ending 31 December 2018 relating thereto	12,622,250	99.9366	8,000	0.0634	0	0.0000

The full text of the resolutions is set out in the circular and notice of the AGM dated 12 April 2017.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	DISTRIBUTION OF FINAL DIVIDEND

The Company will distribute a final dividend (the “Final Dividend”) of RMB0.24 per share (equivalent to HK$0.27215 per share) (inclusive of tax) for the year ended 31 December 2016 to H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 15 June 2017. According to the Articles of Association of the Company, the Final Dividend will be denominated and declared in Renminbi, and the Final Dividend on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.88186: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of the Final Dividend by the AGM.

The H Share register of members of the Company will be closed from Saturday, 10 June 2017 to Thursday, 15 June 2017 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the Final Dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 9 June 2017.

The Company has appointed Computershare Hong Kong Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Dividend declared for payment to H Share shareholders. It is expected that the Final Dividend will be distributed by the Receiving Agent on Friday, 4 August 2017. Relevant cheques will be dispatched to H Share shareholders entitled to receive the Final Dividend by ordinary post at their own risk.

III.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China   and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the Final Dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

Pursuant to the Individual Income Tax Law of the People’s Republic of China   and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the Final Dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of the Final Dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

IV.	PROFIT DISTRIBUTION TO HONG KONG INVESTORS INVESTING IN A SHARES VIA THE SHANGHAI STOCK CONNECT PROGRAM

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, the Final Dividend will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate under such tax treaty will be refunded. The record date and the date of distribution of the Final Dividend and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the A Share shareholders of the Company. The Final Dividend is expected to be paid by Tuesday, 20 June 2017 to the A Share shareholders whose names appear on the A Share register of members of the Company on Thursday, 15 June 2017. The Company will announce separately the details of the arrangements regarding the distribution of the Final Dividend to its A Share shareholders.

V.	PROFIT DISTRIBUTION TO MAINLAND INVESTORS INVESTING IN H SHARES VIA THE HONG KONG STOCK CONNECT PROGRAM

For Mainland investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee holding H Shares for investors via the Hong Kong Stock Connect Program, will receive the Final Dividend distributed by the Company and distribute such Final Dividend to the relevant investors through its depositary and clearing system. The Final Dividend to be distributed to the investors via the Hong Kong Stock Connect Program will be paid in Renminbi. The record date for investors via the Hong Kong Stock Connect Program will be the same as that for the H Share shareholders of the Company. The Final Dividend is expected to be paid on Wednesday, 9 August 2017 to the investors via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the Final Dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the Final Dividend pursuant to the above provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold income tax in the distribution of the Final Dividend and the Mainland enterprise investors shall pay the tax on their own.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 31 May 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie